July 6, 2010
Ms. Jessica Barberich
Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Re:	Walter Investment Management Corp. Form 10-K for fiscal year ended December 31, 2009 Filed March 2, 2010 Form 10-Q for the period ended March 31, 2010 Filed May 5, 2010 File No. 1-13417
Dear Ms. Barberich:
This letter is in response to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”) dated June 24, 2010, relating to the Form 10-K of Walter Investment Management Corp. (the “Company”) for the fiscal year ended December 31, 2009, as filed with the Commission on March 2, 2010 (the “2009 10-K”), and the Form 10-Q for the period ended March 31, 2010, as filed with the Commission on May 5, 2010 (the “Q1 Form 10-Q”).
To facilitate the Staff’s review, the Company has reproduced in its entirety the comment from the Comment Letter and then addressed the comment by dividing the comment into its sequential parts and providing a response to each part.
Form 10-K for the fiscal year ended December 31, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Additional Analysis of Residential Loan Portfolio
Real Estate Owned, page 49
Comment No. 1: We note that you have repossessed approximately 1,400 properties related to residential loans held in securitization trusts and unencumbered residential loans. Please tell us whether the company is obligated to reacquire residential loans and record these loans as REO, under what circumstances this obligation would arise, and what consideration was given to including an accounting policy related to this obligation and loss trigger thresholds. We note that in February 2010, you purchased REO purchased from a securitization trust to cure a loss trigger. In addition, please tell us what consideration you gave to disclosing the dollar amount of losses incurred related to property repurchases for each period presented.
3000 Bayport Drive, Suite 1100, Tampa, Florida 33607
813.421.7600   www.walterinvestment.com

Response: The Company has neither an obligation under the trust agreements to reacquire residential loans and record them as REO, nor an obligation to cure loss triggers. The Company’s requirement as servicer is to act in a prudent manner.
The Company, through its on-balance sheet securitization trusts where applicable, acquired the 1,400 properties noted above in satisfaction of residential loans principally as a result of foreclosure proceedings, which occurs in the normal course of servicing loans. The Company has no obligation to reacquire residential loans and record them as REO. There are no circumstances under which this obligation would arise. As a result, no additional accounting policy disclosure is required.
During February 2010, the Company purchased, at its own discretion, REO held by one of its on-balance sheet securitization trusts in order to cure a loss trigger and allow excess overcollateralization held in trust to be released to the Company in the amount of $4.2 million on February 16, 2010 as disclosed in Note 17 on page F-44 to the Company’s 2009 10-K. The Company has no obligation to cure securitization loss triggers or to reacquire residential loans or REO from the Company’s on-balance sheet securitization trusts. Further, the Company has no off-balance sheet securitization trusts.
As the securitization trusts are consolidated for financial reporting purposes and REO is carried at the lower of cost or fair value less cost to sell within both the securitized and unencumbered portfolios, the purchase of REO by the unencumbered portfolio from the securitized portfolio did not result in a gain or loss within the individual subsidiaries separate-company financial statements or the consolidated financial statements as a whole.
Item 8. Financial Statements and Supplementary Data
Consolidated Statements of Cash Flows, page F-6
Comment No. 2: Please tell us how you determined that the declaration of dividend equivalents was a financing cash outflow activity for the fiscal year ended December 31, 2009.
Response: For the fiscal year ended December 31, 2009, the amount reflected in the Consolidated Statement of Cash Flows under the caption “Dividends and dividend equivalents declared” consisted solely of dividends and dividend equivalents paid during the year. Total dividends paid and declared, as reported in the Consolidated Statements of Stockholders’ Equity and Comprehensive Income, was $36.9 million which consisted of the $23.6 million of dividends and dividend equivalents paid as reflected as a financing activity and $13.3 million of dividends and dividend equivalents declared, not yet paid as disclosed in the Supplemental Disclosure of Non-Cash Investing and Financing Activities within the Consolidated Statements of Cash Flows. The Company will revise the financing activities caption in future filings to read “Dividends and dividend equivalents paid”.
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
General
Comment No. 3: We note your servicing responsibilities include providing loan workouts and modifications and for the period ended March 31, 2010, you acquired REO totaling approximately

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$21 million and originated residential loans totaling approximately $20.5 million to sell REO. Please tell us and disclose whether you have provided loan workouts or modifications during the fiscal year ended December 31, 2009 or during the current year. If provided, please expand your disclosures to discuss the modification programs used, amounts of loans included in such modifications based on loan classification (i.e., residential loans held in securitization trusts and unencumbered residential loans), and your accounting treatment for the modifications.
Response: The Company’s current modification program offered to borrowers is generally used to assist borrowers experiencing temporary hardships and is intended to minimize the economic loss to the Company and to avoid foreclosures. Generally, the Company’s modifications are short-term concessions. The Company does not offer principal forgiveness modifications.
During the fiscal year ended December 31, 2009, the Company modified 93 loans. The following table represents the unpaid principal balance at the time of modification:

	Total	% of the	Short-Term	Significant
	Modifications	Portfolio	Concessions	Concessions
Modifications — unencumbered portfolio	$5.1 million (43 loans)	1.4%	$5.0 million (42 loans)	$0.1 million (1 loan)
Modifications — securitization trusts	$5.3 million (50 loans)	0.4%	$4.1 million (41 loans)	$1.2 million (9 loans)
During the quarter ended March 31, 2010, the Company modified 28 loans. The following table represents the unpaid principal balance at the time of modification:

	Total	% of the	Short-Term	Significant
	Modifications	Portfolio	Concessions	Concessions
Modifications — unencumbered portfolio	$1.9 million (15 loans)	0.5%	$1.7 million (13 loans)	$0.2 million (2 loans)
Modifications — securitization trusts	$1.8 million (13 loans)	0.1%	$1.5 million (8 loans)	$0.8 million (5 loans)
The Company’s accounting policy is as follows and will be disclosed, along with a discussion of the modification programs in place, the impact on future results and any other required disclosures under the Receivables guidance, in future filings if the level of modifications should Increase to a material level.
A loan is categorized as a troubled debt restructuring, or TDR, if a significant concession is granted due to deterioration in the financial condition of the borrower. A significant concession is deemed to be a permanent modification, a twelve-month or longer modification, or two or more short-term modifications/concessions that exceed 12 months in total The most common types of modifications include interest rate reductions, term extensions, capitalization of past due amounts, and deferrals of past due payments.

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The allowance for loan losses for non-TDR modifications (short-term concessions) is calculated in accordance with the Company’s policy regarding smaller-balance homogeneous loans. Where long-term concessions have been granted, such modifications are accounted for as a TDR. The allowance for loan losses for TDRs is determined by comparing the expected cash flows of the loans discounted at the loans’ original effective interest rates to the carrying value of the loans.
Allowance for Loan Losses on Residential Loans, page F-11
Comment No. 4: We note that you disclose your allowance for loan losses related to your residential loans held in securitization trusts and unencumbered residential loans separately in Footnote 5. Please clarify for us any difference in your policies for evaluating these allowances for loan losses between the two types of loans. Also, show us the disclosure you will include in future filings to address this, if applicable.
Response: The Company’s accounting policy related to the allowance for loan losses is consistent with respect to both the unencumbered and securitized residential loan portfolios. Both portfolios contain residential loans collateralized by real property with similar portfolio characteristics as evidenced by the disclosures within the MD&A beginning on page 27 of the Q1 Form 10-Q. Should the characteristics of the two portfolios diverge in the future necessitating separate policies for evaluating the allowance for loan losses, we will disclose such change in future filings.
Item 15. Exhibits and Financial Statement Schedules
(b) Exhibits
Exhibits 31.1. and 31.2
Comment No. 5: We note your certifications do not comply with the content of the certifications required under Exchange Act Rule 13a-14(a). Specifically, you have made certain modifications to the exact form of the required certifications including modifying the language “the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d). Please discontinue the use of these and other modifications in future filings as certifications required must be in the exact form set forth in Item 601(b)(31) of Regulation S-K, regardless of whether the certifications relate to an annual or quarterly filing.
Response: The Company hereby confirms its understanding that all of its future certifications are to be in the exact form set forth in Item 601 of Regulation S-K.
Form 10-Q for the period ended March 31, 2010
Item 1. Financial Statements
Notes to Consolidated Financial Statements
5. Fair Value
Items Measured at Fair Value on a Non-Recurring Basis, page 11

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Comment No. 6: We note that any valuation adjustments at the time a loan becomes real estate owned are charged to your allowance for loan losses. Please tell us whether you have recorded losses/gains on any real estate owned subsequent to repossessing such properties or on the sales of such properties, and if so tell us where such amounts are recorded. Also, please clarify what is included in the amounts presented in the ‘Fair Value Adjustment’ column of your ‘Items Measured at Fair Value on a Non-Recurring Basis’ table.
Response: The Company records losses/gains subsequent to foreclosure as a reduction to the cost basis of the REO or an increase to the cost basis to the extent it does not exceed any losses recorded during the REO holding period. Sales of REO are accounted for in accordance with ASC 360-20-40: Property, Plant & Equipment\Real Estate Sales\Derecognition. As stated in our accounting policy, sales of REO involve the sale and, in most circumstances, the financing of both a home and related real estate. Revenues from the sales of REO are recognized by the full accrual method where appropriate. However, the requirement for a minimum 5% initial cash investment (for primary residences) is not met in all cases. When this requirement is not met, losses are immediately recognized, and gains are deferred and recognized by the installment method until the borrower’s investment reaches the minimum 5%. At that time, revenue is recognized by the full accrual method. Such amounts are recorded within the consolidated statements of income within provision for loan losses.
The Company clarifies that the amounts presented in the ‘Fair Value Adjustment’ column of the ‘Items Measured at fair Value on a Non-Recurring Basis’ table represents the total fair value adjustment between the residential loan’s original carrying value and the property’s current fair value, which is the amount at which the properties are recorded in the balance sheet at March 31, 2010.
The Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Please do not hesitate to contact me by phone (813-421-7660), by fax (813-286-2154) or by e-mail (kperez@walterinvestment.com), if I can be of any further assistance.

Sincerely,
/s/ Kimberly Perez
Kimberly Perez
Vice President and Chief Financial Officer

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